Exhibit 99.1

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Steakholder Foods® Continues Building Strategic Partnerships, Unveils New Product Offering in Collaboration with Sherry Herring

New Vegan Fish Salads Developed by Steakholder Foods with Proprietary SHFISH™ Premix Blends to be Introduced by Sherry Herring

Momentum Builds as Collaborations Expand Steakholder Foods’ Geographic Footprint, Customer Base and Product Lineup

Rehovot, Israel, June 13, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (the “Company”), a leading innovator in alternative proteins and 3D printing technologies, today announced the signing of a memorandum of understanding to establish a strategic partnership with Sherry Herring, a highly-recognized gourmet fish delicacies brand, to unveil a new line of vegan fish salads developed with the Company’s proprietary SHFISH™ premix blends. This collaboration marks another step forward in advancing Steakholder Foods’ commercialization strategy, leveraging Sherry Herring’s regional expertise and brand recognition to expand Steakholder Foods’ geographic footprint and customer base, and further bolstering Steakholder Foods’ growing product portfolio.

Through the integration of SHFISH™ premix blends, Steakholder Foods and Sherry Herring aim to redefine the seafood experience by offering plant-based alternatives that mimic the taste, texture, and nutritional profile of traditional fish salads, while providing a more sustainable and environmentally-friendly option. Utilizing innovative ingredients and culinary expertise, this collaboration seeks to cater to the rising consumer demand for sustainable and delicious plant-based options.

The introduction of this vegan fish salad line represents a strategic move by Steakholder Foods to tap into new market segments and capitalize on the rising popularity of plant-based diets. Steakholder Foods’ cutting-edge technology combined with Sherry Herring’s established reputation in the seafood industry creates a powerful synergy that is poised to disrupt the market and drive growth for both partners. Capitalizing on Sherry Herring’s well-established distribution network spanning delis and restaurants, this new vegan fish salad line will roll out to Sherry Herring’s current channels as well as new locations.

This collaboration was facilitated by Steakholder Foods’ newly appointed Culinary Director, Michal Ansky, who is the daughter of Sherry Ansky, the founder of Sherry Herring. Michal is a distinguished gastronome and visionary, renowned for her pioneering work establishing Tel Aviv’s farmers’ market and the indoor market at Tel Aviv Port, and a former judge on the primetime television show MasterChef Israel for over a decade. With Michal’s expertise in culinary arts and Sherry’s established brand, the partnership aims to deliver exceptional plant-based fish salads that honor a shared tradition of quality and creativity.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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Arik Kaufman, CEO of Steakholder Foods, said: “Our collaboration with Sherry Herring marks an exciting step forward in our mission to develop and monetize sustainable, innovative food solutions. By combining our proprietary SHFISH™ premix blends with Sherry Herring’s renowned culinary expertise and brand reputation, we will introduce a new line of delicious plant-based offerings. Through this partnership, we open up access to new market opportunities and broaden our consumer reach, reflecting the strong financial potential for sustainable, high-quality food solutions.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

About Sherry Herring

Sherry Herring, the gourmet fish delicacies brand created by Sherry Ansky, was born out of a deep love for food and nostalgic, comforting flavors. The brand began as a sandwich stand in Tel Aviv’s Port Market. Beyond its famous sandwiches, Sherry Herring’s spreads and salads are made from fresh, high-quality ingredients and come in a variety of unique flavors that enrich any meal. Among the offerings are salted and smoked fish, including herring, salmon, tuna, and mackerel.

Today, the Sherry Herring brand is sold across many delis and restaurants across Israel.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac
Rainier Communications mdauriac@rainierco.com	Steakholder Foods Investors@steakholderfoods.com
Tel: +1-818-642-5257

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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